UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Henry Bros. Electronics, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
426286100
(CUSIP Number)
Richard D. Rockwell
c/o Professional Security Technologies, LLC
43 River Road
Nutley, NJ 07110
(973) 661-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	426286100

1	NAMES OF REPORTING PERSONS Richard D. Rockwell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	426286100
Explanatory Note
This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”), amends the statement on Schedule 13D which was originally filed by Richard Rockwell (the “Reporting Person”) with the Securities and Exchange Commission on April 3, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 1, 2007, Amendment No. 2 to the Schedule 13D filed on December 4, 2007, Amendment No. 3 to the Schedule 13D filed on January 23, 2008, Amendment No. 4 to the Schedule 13D filed on August 26, 2008, Amendment No. 5 to the Schedule 13D filed on October 30, 2008, Amendment No. 6 to the Schedule 13D filed on March 3, 2009 and Amendment No. 7 to the Schedule 13D filed on November 22, 2010.
Except as specifically provided herein, Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D, as amended previously by Amendment No. 1 through Amendment No. 7.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended to include the following: As previously reported in Amendment No. 7, Henry Bros. Electronics, Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2010, as amended, with Kratos Security & Defense Solutions, Inc., a Delaware corporation (“Kratos”) and Hammer Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Kratos (“Merger Sub”), which provided that Merger Sub would merge with and into the Issuer, and the Issuer would continue as the surviving corporation and as a wholly-owned subsidiary of Kratos (the “Merger”). Concurrent with the Merger Agreement, the Reporting Person entered into a voting agreement with Kratos (the “Voting Agreement”), pursuant to which the Reporting Person agreed, subject to the terms and conditions of the Voting Agreement, to vote in favor of the Merger with respect to all shares of the common stock, par value $0.01 per share, of the Issuer (“Common Stock”) beneficially owned by him. Such shares represented approximately 35.47% of the then outstanding Common Stock.

CUSIP No.	426286100
On December 15, 2010, the Reporting Person, together with a majority of the holders of the issued and outstanding shares of Common Stock, voted in favor of adopting the Merger Agreement. The Merger closed on December 15, 2010. As a result, the Reporting Person is no longer the beneficial owner of any Common Stock.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
(a)-(b) The information set forth under Item 3 above is incorporated herein by reference.
(d) As a result of the Merger, the directors of Merger Sub now serve as directors of the surviving corporation, and the officers of Merger Sub now serve as the officers of the surviving corporation.
(e) — (f) The information set forth under Item 3 above is incorporated herein by reference.
(h) As a result of the Merger, the Common Stock ceased to be listed on The NASDAQ Capital Market.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended to include the following:
(a) — (b) The information set forth under Item 3 above is incorporated herein by reference.
(c) The information set forth under Item 3 above is incorporated herein by reference. In addition, in connection with the Merger, Professional Security Technologies LLC (“PST”), of which the Reporting Person is an 85% owner, was issued 75,000 shares of Common Stock. The issuance of those shares was triggered by a “change in control” provision contained in an Asset Purchase Agreement between the Issuer and PST, dated September 2, 2010, pursuant to which the Issuer purchased certain assets from PST.
(d) The information set forth under Item 3 above is incorporated herein by reference.

CUSIP No.	426286100

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended to include the following:
The information set forth under Item 3 above is incorporated herein by reference.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 4, 2010
/s/ Richard D. Rockwell

Richard D. Rockwell
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).